

September 2, 2014

Via E-mail
Mr. J. Daniel Plants, Esq.
Voce Capital LLC
600 Montgomery Street, Suite 210
San Francisco, CA 94111

> **Re:** **CONMED Corporation**
> **Definitive Additional Soliciting Materials**
> **Filed by Voce Catalyst Partners LP et al.**
> **Filed August 21, 2014**
> **File No. 000-16093**

Dear Mr. Plants:

We have reviewed your letter dated August 28, 2014 and have the following comment.

Slide 31

1.   We note your response to comment 4 of our letter dated August 27, 2014; however, the tabular disclosure on pages A-3 and A-4 of the company proxy indicates that Mr. Lande last purchased company stock on December 30, 2013, during the two year period represented. We understand that Mr. Lande has owned company stock since 2003. Please refrain from stating that Mr. Lande "owned ConMed stock for less than 2 months at time appointed to Board…," or advise us as to how you made this determination.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Ariana Zikopoulos, Esq.
        Schulte Roth & Zabel LLP